Exhibit 99.1

Curaleaf Expands its Presence in Three Key Growth Markets with Acquisition of Tryke Companies

Acquisition Adds Integrated Cultivation, Processing and Retail Assets in Arizona, Nevada and Utah

Financially Compelling Transaction Expected to be Immediately Accretive to EBITDA Margins and Free Cash Flow

WAKEFIELD, Mass., Nov. 8, 2021 -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today entered into a definitive agreement to acquire Tryke Companies (“Tryke”) (dba as Reef Dispensaries), a privately held vertically integrated, multi-state cannabis operator, in a cash and stock transaction valued at approximately US$286 million.1 The transaction is expected to close in the second half of 2022, subject to customary approvals and conditions.

Under the terms of the agreement, Curaleaf will pay US$40 million in cash at closing, with a remaining US$75 million in cash to be paid in equal installments on the first, second and third anniversaries of the closing. The stock portion of the transaction, which consists of 17 million subordinate voting shares of Curaleaf (“Curaleaf Shares”), will also be paid in three equal installments on the first, second and third anniversaries of the closing. An incremental earnout of up to 1 million Curaleaf Shares may be paid in 2023 based on the business exceeding certain EBITDA targets for the year 2022.

Founded in Arizona in 2014, Tryke has focused on growing and producing the finest and most consistent cannabis products on the market. The company helped pioneer Nevada’s legal cannabis market from its inception in 2015, and continues to lead the industry in Utah where it has worked since 2019 to help establish the state’s medical cannabis program. Tryke has refined processes to craft an ever-evolving selection of products and brands at multiple price points. The company’s dispensaries have served more than 7.6 million customers, offering a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals and CBD products. Upon closing, Curaleaf will assume ownership of Tryke’s extensive portfolio of processing licenses and expects to significantly expand its cultivation capacity from 30,000 square feet to over 80,000 square feet over the next three years.

Boris Jordan, Founder and Executive Chairman of Curaleaf, said, “On Behalf of the Board of Directors and management team, I look forward to welcoming Tryke to the Curaleaf family as we expand our offerings and operations and bolster our competitive position in three key growth markets. We believe that Tryke represents a unique opportunity to join forces with another industry leading pioneer that shares Curaleaf’s commitment to legalization and expansion. This strategically and financially compelling transaction will expand our US presence by bringing additional premium products to our consumers and retailers in Nevada, Arizona and Utah, all while yielding meaningful benefits for all of our stakeholders. We expect the acquisition to be immediately accretive to our EBITDA margins and free cash flow generation upon closing.”

1 Based on the closing price of Curaleaf’s subordinate voting shares on the OTC market as of November 5, 2021.

“This is a tremendous opportunity for Tryke and, as a combined entity, we will continue to deliver significant value for our consumers and retailers in Arizona, Nevada and Utah,” said Adam Ryan, Chief Executive Officer of Tryke Companies. “As a part of Curaleaf’s growing network of dispensaries, Tryke is excited to bring its full suite of multi-price point products to an expanded base of consumers across the country. We are excited to join forces with the industry leader at such a pivotal moment in the United States’ legalization efforts. We share Curaleaf’s optimism for the future and are excited to become investors alongside the Company’s talented leadership team.”

Compelling Strategic and Financial Benefits

•	Enhances Curaleaf’s operations in Arizona, Nevada and Utah: Tryke currently owns and operates six heavily trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip and North Las Vegas. The company’s products are sold in over 50 additional locations across its footprint.

•	Enriches Curaleaf’s product offerings: Tryke currently offers a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals and CBD products at a range of price points. Tryke’s product portfolio is highly complementary to Curaleaf’s, allowing the Company to offer consumers and retailers in Arizona, Nevada and Utah an even broader selection of premium cannabis products.

•	Improves Curaleaf’s margins and free cash flow generation: Tryke has a strong financial profile, with a history of delivering significant revenue growth and compelling EBITDA margins in excess of 35%. Tryke is expected to record nearly US$110 million in full year 2021 revenue. Curaleaf expects the acquisition will be immediately accretive to the Company’s EBITDA margins and free cash flow generation.

The closing of the transaction is expected to occur in the second half of 2022 subject to customary closing conditions, including the receipt of approval from the applicable state regulators, including the Nevada Cannabis Compliance Board.

Transaction Advisors

Honigman LLP and Stikeman Elliott LLP acted as legal advisors to Curaleaf. Wilmer Cutler Pickering Hale and Dorr LLP and McCarthy Tétrault LLP acted as legal advisors and Canaccord Genuity acted as financial advisor to Tryke.

Third Quarter Financial Results

In a separate press release to be issued today after the market closes, Curaleaf will announce its financial results for the third quarter of 2021, and it will be available at https://ir.curaleaf.com

Conference Call & Webcast

Curaleaf will hold a conference call today, November 8, at 5:00 p.m. Eastern Time to discuss this announcement, as well as its third quarter 2021 results. Investors who wish to participate in the call should dial 1-888-317-6003 (U.S.) or 1-866-284-3684 (Canada) or 1-412-317-6061 (International) approximately 15 minutes before the call begins and provide conference ID number 2599473.

A live audio webcast of the call will be accessible from the company’s website, https://ir.curaleaf.com/.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 111 dispensaries, 25 cultivation sites, and employs over 5,200 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR Twitter Account: https://twitter.com/Curaleaf_IR

Investor Toolkit: https://ir.curaleaf.com/investor-toolkit

Investor Relations Website: https://ir.curaleaf.com/

Forward Looking Statements

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects", "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the completion of the acquisition of Tryke Companies (“Tryke”) and its impacts on the combined business of Curaleaf and Tryke, Tryke’s expected full year 2021 revenue, and the accretive nature of the acquisition of Tryke to Curaleaf’s EBITDA margins and free cash flow. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, amongst other risk factors, the ability of Curaleaf to successfully complete the acquisition of Tryke and successfully integrate the business of Tryke and their respective corporate cultures; the potential delays or failures to receive required regulatory approvals; and the risks that actual financial results of Tryke will not meet expectations. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed April 28, 2021, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

Investor Contact:

Curaleaf Holdings, Inc.

Carlos Madrazo, SVP Head of IR & Capital Markets

IR@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

Media@curaleaf.com